Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

OF MYND ANALYTICS, INC.

MYND ANALYTICS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: PART A of ARTICLE FOUR of the Certificate of Incorporation shall be amended to add the following paragraph at the end of PART A of ARTICLE FOUR of the Certificate of Incorporation:

Upon the effectiveness of the Certificate of Amendment of the Certificate of Incorporation adding this paragraph (the “Effective Time”), each two to ten shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.001 per share, without any further action by the Corporation or the holder thereof, the exact ratio within the two to ten range to be determined by the Board of Directors of the Corporation prior to the Effective Time and publicly announced by the Corporation, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s exchange agent in lieu of such fractional share interests, upon receipt by the Corporation’s exchange agent of any required transmittal letter properly completed and duly executed by the stockholder, and, where shares are held in certificated form, the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the Corporation’s exchange agent of all fractional shares otherwise issuable. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

SECOND: On July 16, 2019, the Board of Directors of the Corporation determined that each six (6) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.001 per share. The Corporation publicly announced this ratio on July 17, 2019.

THIRD: This Certificate of Amendment shall become effective on July 17, 2019 at 4:00 p.m. (local time in Wilmington, Delaware).

FOURTH: This Certificate of Amendment was duly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, MYND ANALYTICS, INC. has caused this Certificate of Amendment to be signed by its duly authorized officer this 17th day of July, 2019.

MYND ANALYTICS, INC.

By:	/s/ Don D. Ambrosio
Name:	Don D’Ambrosio
Title:	Chief Financial Officer